May 12, 2008

Jianhua Wu
China Wind Systems, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village Huisan District, Wuxi City
Jiangsu Province, China

> **Re:** **China Wind Systems, Inc.**
> **Amended Registration Statement on Form S-1**
> **Filed May 2, 2008**
> **File No. 333-149255**

Dear Mr. Wu:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years ended December 31, 2007 and 2006

Revenues, page 47

1.   Please revise to quantify the increase in electric power equipment segment revenue related to the large orders for coker equipments and introduction of the new line of products. In addition, please quantify the increase in electric power equipment segment revenue related to new customers and follow-own sales to existing customers.

Consolidated Financial Statements as of December 31, 2007

2.   Please update your financial statements, as required by Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Please revise the first paragraph of the report of independent registered public accounting firm to also refer to the audit of the balance sheet as of December 31, 2007.

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

4.   Please revise to clarify if there is any difference in revenue recognition policy for sales of dyeing and finishing equipment and electrical and wind equipment.

Note 6. Convertible Debt, page F-17

5.   We see that you entered into an escrow agreement under which you issued 3% convertible promissory notes due March 31, 2008 for $3 million. Please tell us how these notes have been presented in your balance sheet. Also, disclose the significant terms of the escrow agreement.

Note 10. Stockholder's Equity, page F-24

6.   We see that you issued 701,039 shares of common stock in connection with the Shares Exchange Agreement. Please revise to disclose to whom you issued the shares of stock and how the issuance was accounted for in the recapitalization.

Note 11. Segment Information, page F-25

7.   Please revise to disclose the nature of the "unallocated" amounts presented in the segment information table.

Note 14. Subsequent Events, page F-27

8.   We reference prior comment 20. We see that your convertible debt was converted into preferred stock and warrants in March 2008. We also note the disclosure that the conversion price of the preferred stock and exercise price of the warrants are reset if securities are sold at a lower price. Also, the exercise price of the warrants

is adjusted if the company does not meet certain levels of pre-tax income. Please tell us how you will account for the preferred stock and warrants upon issuance, including your analysis of the guidance provided in SFAS 133, SFAS 150, EITF 00-19, FSP EITF 00-19-2 and the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline available on www.sec.gov.

Form 10-KSB for the year ended December 31, 2007

Item 8A and 8A (T). Controls and Procedures, page 40

9.   We see where you have identified multiple significant deficiencies during your review of internal control structure under Sarbanes-Oxley Section 404. However, we do not see where you have concluded whether your internal control over financial reporting is effective. Please revise as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 with any questions.

Sincerely,

Brian Cascio
Branch Chief

cc: (via fax)   Asher S. Levitsky P.C., Esq.